

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

April 16, 2015

Via E-Mail
Mr. Oriel Yanguez
President and Chief Executive Officer
Headstart Holdings, Inc.
Enrique Geenizier Street
PH Miro, Suite 504, Bella Vista
Panama, Republic de Panama

**Re:     Headstart Holdings, Inc.**
**Amendment No.1 to Registration Statement on Form S-1**
**Filed April 9, 2015**
**File No. 333-202301**

Dear Mr. Yanguez:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Summary, page 4

1. We note the going concern issue noted in your auditor's report based upon your financial condition as of December 31, 2014. Please revise the fourth paragraph to disclose any material adverse changes in your financial condition since December 31, 2014.

Principal Services and Principal Markets, page 18

2. We acknowledge your response to comment 6 of our letter to you dated March 20, 2015.

- With regard to our comment regarding the lack of a credit review of potential clients, please disclose the extent to which you will conduct due diligence before purchasing each right to receive a commission including whether you will obtain and review a copy of the real estate sales contract between the buyer and seller that includes all contingencies and any agreement between the broker and the buyer or seller pursuant to which the commission is to be paid.
- With regard to our comment regarding your lack of a security interest, we note on page 19 your characterization of the right to receive a commission as an "account receivable." Please clarify that once you purchase from a broker the right to a commission on a real estate sale you will not have a legal right to receive a commission until and unless the real estate transaction closes.
- With regard to our comment regarding legal actions, please clarify your remedies should a transaction not close or should you not otherwise receive the commission.

3. We acknowledge your response to comment 9 of our letter to you dated March 20, 2015. Please discuss the material terms of your agreements with real estate businesses pursuant to which you purchase the right to a commission, including any material representations and warranties.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Marc Thomas at (202) 551-3152 or Gustavo Rodriguez, Accounting Branch Chief, at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael R. Clampitt
Senior Attorney